UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35953

TOBIRA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

701 Gateway Blvd, Suite 300

South San Francisco, CA 94080

(650) 741-6625

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date: One*

*	On November 1, 2016 pursuant to the Agreement and Plan of Merger, dated as of September 19, 2016, by and among Allergan Holdco US, Inc. (“Allergan Holdco”), a Delaware corporation and direct wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), Sapphire Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Allergan (“Purchaser”) and Tobira Therapeutics, Inc., a Delaware corporation (“Tobira”), Purchaser merged with and into Tobira, with Tobira being the surviving entity (the “Merger”). As a result of the Merger, Tobira became an indirect wholly owned subsidiary of Allergan.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tobira Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TOBIRA THERAPEUTICS, INC.

Date: November 14, 2016	By:	/s/ A. ROBERT D. BAILEY
A. Robert D. Bailey
President, Director